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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Black Box Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

091826 10 7

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 091826 10 7	13 G/A	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fred C. Young

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Citizen

	5.	Sole Voting Power
		1,226,751
Number of	6.	Shared Voting Power
Shares		543
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		1,226,751
Person
With:	8.	Shared Dispositive Power
		543

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Fred C. Young — 1,227,294

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable.

11.	Percent of Class Represented by Amount In Row (9) 6.6%

12.	Type of Reporting Person (See Instructions) IN

Page 3 of 5 pages

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Item 1(a). Name of issuer:

     Black Box Corporation

Item 1(b). Address of issuer’s principal executive offices:

     1000 Park Drive
      Lawrence, PA 15055

Item 2(a). Name of person filing:

     Fred C. Young

Item 2(b). Address of principal business office:

     1000 Park Drive
     Lawrence, PA 15055

Item 2(c). Citizenship:

     United States Citizen

Item 2(d). Title of class of securities: Common Stock, par value $0.001 per share

Item 2(e). CUSIP No.: 091826 10 7

Item 3. If this statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act.

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Exchange Act.

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act.

Page 4 of 5 pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act.

If this statement is filed pursuant to Rule 13d-1(b), check this box. ☐

Item 4. Ownership

Item 4(a). Amount beneficially owned: 1,227,294

Item 4(b). Percent of class: 6.6%

Item 4(c). Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:	1,226,751

(ii) shared power to vote or to direct the vote:	543

(iii) sole power to dispose or to direct the disposition of:	1,226,751

(iv) shared power to dispose or to direct the disposition of:	543

Item 5. Ownership of 5 percent or less of a class:

     Not Applicable.

Item 6. Ownership of more than 5 percent on behalf of another person:

     Not Applicable.

Item 7. Identification and classification of subsidiary which acquired the security being reported on by the parent holding company or control person:

     Not Applicable.

Item 8. Identification and classification of members of the group:

     Not Applicable.

Item 9. Notice of dissolution of the group:

     Not Applicable.

Item 10. Certifications:

     Not Applicable

Page 5 of 5 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005	By:	/s/ Fred C. Young

Fred C. Young